Exhibit 99.1

News Release

March 7, 2017

STERLING BANCORP:	ASTORIA FINANCIAL CORPORATION:

Luis Massiani	Theodore Ayvas
Senior EVP & Chief Financial Officer	Director of Investor Relations
845.369.8040	516.327.7877

STERLING BANCORP AND ASTORIA FINANCIAL CORPORATION ANNOUNCE PLANS TO
MERGE, CREATING A HIGH PERFORMING REGIONAL BANK

With $29 Billion in Assets, Resulting Company Will Be One of the

Leading Banking Franchises in the Greater NYC Metro Region

MONTEBELLO and LAKE SUCCESS, NY — March 7, 2017 — Sterling Bancorp (NYSE: STL; “Sterling”) and Astoria Financial Corporation (NYSE: AF; “Astoria”) announced today that they have entered into a definitive merger agreement in a stock-for-stock transaction valued at approximately $2.2 billion, based on the closing price of Sterling Bancorp common stock on March 6, 2017.

The merger agreement calls for a fixed exchange of 0.875 shares of Sterling common stock for each share of Astoria common stock. The resulting purchase price of $21.92 per Astoria share represents an 18.6% premium to Astoria’s share price as of the close of business on March 6, 2017. Upon closing, Sterling stockholders will own approximately 60% of the combined company and Astoria stockholders will own approximately 40%.

The strategic combination will create a high performing regional bank with a diversified business mix, serving the needs of business owners and consumers in the greater New York City metropolitan area. The resulting institution, to be known as Sterling Bancorp, will be the sixth largest regional bank in the New York City area in terms of deposits. Upon completion of the merger, the resulting company will have approximately $29 billion in assets, $20 billion in loans and $19 billion in deposits, with a diversified commercial lending focus, solid capital foundation, and broad footprint in a dynamic and growing marketplace.

Creating a Premier NYC-Regional Bank

“By joining forces, Astoria and Sterling will create one of the leading banking enterprises in the NYC metropolitan area and will be well positioned to deliver performance and value for our customers, shareholders, employees and communities,” said Jack L. Kopnisky, President and CEO of Sterling. “We are excited about the opportunity to bring together two companies with extremely complementary strengths, providing a platform to extend Sterling’s business banking solutions across a substantially larger market area, while introducing Astoria’s retail products to a wider financial center network. Our goal is to build on these strengths to provide exceptional solutions to our combined customer base, while driving best-in-class financial performance by taking advantage of our enhanced scale, opportunities for growth and operating efficiency. Execution is always key to the success of such a transformative acquisition; we are confident in the proven integration skills of our Sterling team and the talent and professionalism of Astoria’s associates.”

Monte N. Redman, President and Chief Executive Officer of Astoria, commented “We are very pleased to be merging with Sterling Bancorp.  Astoria Bank’s strong presence in attractive markets should provide Sterling with an ideal platform from which to continue executing on their differentiated, team-based commercial relationship model.  Combining our significant strengths will create a strong regional bank that will provide exceptional value for our investors while maintaining our strong commitment to our customers and the communities we serve.”

The combined company will operate under the Sterling Bancorp name and its principal banking subsidiary will operate under the name Sterling National Bank. The resulting institution will have a footprint spanning New York City, the Hudson Valley, Long Island and northern New Jersey.

Pro Forma Financial Impact

On a pro forma basis, the transaction is expected to be ~12% accretive to Sterling Bancorp’s tangible book value per share at closing, and assuming a transaction close in the fourth quarter of 2017, is expected to be ~9% accretive to earnings per share in 2018, exclusive of the restructuring charge, and ~16% accretive to earnings per share in 2019. The integration of the two companies is expected to generate approximately $100 million in fully phased-in annual net cost savings, which is equal to about 35% of Astoria’s non-interest expenses. Longer-term, the combination is expected to result in substantial value creation as Astoria’s balance sheet and earning assets are transitioned to Sterling’s diversified commercial lending model. The pro forma bank will have substantial internal capital generation for future growth and is expected to maintain a quarterly dividend of $0.07 per share, equal to ~17% dividend payout ratio.

Leadership

The leadership team of the combined company will be assembled from both organizations, with Sterling Bancorp’s Jack Kopnisky serving as President and Chief Executive Officer and Luis Massiani serving as Chief Financial Officer. Effective at the closing of the transaction, four members of the Board of Directors of Astoria will join the Board of Directors of the combined company.

Approvals

The transaction has been approved by the Boards of Directors of both companies, and is expected to close in the fourth quarter of 2017. The transaction is subject to approval by each company’s stockholders, as well as regulatory approval and other customary closing conditions.

Advisors

RBC Capital Markets and Citi are lead financial advisors to Sterling Bancorp. Squire Patton Boggs is acting as Sterling’s legal counsel. Sandler O’Neill + Partners, L.P. is serving as financial advisor to Astoria Financial Corporation. Wachtell, Lipton, Rosen & Katz is acting as Astoria’s legal counsel.

Conference Call

Sterling Bancorp and Astoria Financial Corporation will host a joint conference call and webcast on March 7, 2017 at 10:30 a.m. Eastern Time to discuss the transaction. The conference call will be accessible by dialing (877) 419-6594, conference ID number 3423423, or by visiting the companies’ websites: www.sterlingbancorp.com or ir.astoriabank.com. An audio replay will be accessible via the companies’ websites.

About Sterling Bancorp

Sterling Bancorp, whose principal subsidiary is Sterling National Bank, specializes in the delivery of service and solutions to business owners, their families and consumers within the communities it serves through teams of dedicated and experienced relationship managers. Sterling National Bank offers a complete line of commercial, business, and consumer banking products and services. For more information, visit the Sterling Bancorp website at www.sterlingbancorp.com.

About Astoria Financial Corporation

Astoria Financial Corporation, with assets of $14.6 billion, is the holding company for Astoria Bank.  Established in 1888, Astoria Bank, with deposits in New York totaling $8.9 billion, is the second largest thrift depository in New York and provides its retail and business customers and local communities it serves with quality financial products and services through 88 convenient banking branch locations, a business banking office in Manhattan, and multiple delivery channels, including its flexible mobile banking app.  Astoria Bank commands a significant deposit market share in the attractive Long Island market, which includes Brooklyn, Queens, Nassau, and Suffolk counties with a population exceeding that of 38 individual states.  Astoria Bank originates multi-family and commercial real estate loans, primarily on rent controlled and rent stabilized apartment buildings, located in New York City and the surrounding metropolitan area and originates residential mortgage loans through its banking and loan production offices in New York, a broker network in four states, primarily along the East Coast, and correspondent relationships covering 13 states and the District of Columbia.

Forward-Looking Statements

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s and Astoria Financial Corp.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Sterling Bancorp’s and Astoria Financial Corp.’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Sterling Bancorp and Astoria Financial Corp. stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Sterling Bancorp and Astoria Financial Corp. businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Sterling Bancorp’s and Astoria Financial Corp.’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Sterling Bancorp with the Securities and

Exchange Commission (the “SEC”) may be obtained free of charge at Sterling Bancorp’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling Bancorp by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901 Attention: Investor Relations, or by telephone at (845) 369-8040.

The documents filed by Astoria Financial Corp. with the SEC may be obtained free of charge at Astoria Financial Corp.’s website at ir.astoriabank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Astoria Financial Corp. by requesting them in writing to Astoria Financial Corp., One Astoria Bank Plaza, Lake Success, NY 11042-1085; Attention: Investor Relations, or by telephone at (516) 327-3000.

In connection with the proposed transaction, Sterling Bancorp intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Astoria Financial Corp. and Sterling Bancorp and a prospectus of Sterling Bancorp, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Astoria Financial Corp. and Sterling Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Sterling Bancorp or Astoria Financial Corp. by writing to the addresses provided for each company set forth in the paragraphs above.

Sterling Bancorp, Astoria Financial Corp., their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Sterling Bancorp and Astoria Financial Corp. stockholders in connection with the proposed transaction. Information about the directors and executive officers of Sterling Bancorp and their ownership of Sterling Bancorp common stock is set forth in the definitive proxy statement for Sterling Bancorp’s 2016 annual meeting of stockholders, as previously filed with the SEC on April 14, 2016. Information about the directors and executive officers of Astoria Financial Corp. and their ownership of Astoria Financial Corp. common stock is set forth in the definitive proxy statement for Astoria Financial Corp.’s 2016 annual meeting of stockholders, as previously filed with the SEC on November 10, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of the registration statement and joint proxy statement/prospectus may be obtained as described in the paragraphs above.

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